EXHIBIT 12

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the quarter and nine months ended September 30, 2005, and the five years ended December 31, 2004.

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Quarter Ended September 30,	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2005	2004	2003	2002	2001	2000
Income before assessments and cumulative effect of change in accounting principle (1)	$66,301	$167,831	$178,044	$183,059	$109,838	$147,885	$172,545

Fixed charges (2)
Interest expense on COs	$416,280	$1,106,136	$1,011,317	$905,648	$1,006,092	$1,410,016	$1,727,158
Interest expense on deposits and other	8,692	22,305	15,197	21,720	25,811	56,417	42,358
Fixed charges	424,972	1,128,441	1,026,514	927,368	1,031,903	1,466,433	1,769,516

Earnings, including fixed charges	$491,273	$1,296,272	$1,204,558	$1,110,427	$1,141,741	$1,614,318	$1,942,061

Ratio of earnings to fixed charges	1.16	1.15	1.17	1.20	1.11	1.10	1.10

(1)	Income before assessments is our equivalent of pre-tax income.
(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our net rental costs is not significant.